Reg Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Reg Technologies Inc.
(A Development Stage Company)

Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 January 2009

Reg Technologies Inc.
(A Development Stage Company)
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at 31 January 2009 (Unaudited)	As at 30 April 2008 (Audited)
	$	$
Assets

Current
Cash	21,042	258
GST and interest receivable	6,545	7,020
Prepaid expenses	1,416	5,016
Due to related parties (Note 8)	99,639	16,491
Advances to equity accounted investee (Note 6)	507,758	112,312
	636,400	141,097
Property and Equipment (Note 5)	7,924	10,199

	644,324	151,296
Liabilities

Current
Accounts payable and accrued liabilities	60,138	44,589

Shareholders’ equity
Share Capital (Note 4)	11,865,972	11,356,689
Subscriptions received	384,158	-
Contributed Surplus	2,056,073	2,024,832
Deficit, accumulated during the development stage	(13,722,017)	(13,274,814)

	584,186	106,707

	644,324	151,296

Nature and Continuance of Operations (Note 1) and Commitments (Note 9)

On behalf of the Board:

“John Robertson”                                           Director                                “Jennifer Lorette”                                           Director
John Robertson                                Jennifer Lorette

The accompanying notes are an integral part of these financial statements. (1)

Reg Technologies Inc.
(A Development Stage Company)
Interim Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	For the three month period ended 31 January 2009	For the three month period ended 31 January 2008	For the nine month period ended 31 January 2009	For the nine month period ended 31 January 2008
	$	$	$	$

Expenses
Amortization	1,026	995	3,016	2,874
Foreign exchange	(1,047)	(1,540)	(56,992)	65,836
General and administrative	102,356	268,089	504,692	1,376,618
Research and development	29,849	41,470	99,037	102,928
Mineral property maintenance costs	8,060	8,200	8,060	8,200

Net loss before other item	(140,244)	(317,214)	(557,813)	(1,556,456)

Other income
Gain on sale of investee’s shares	7,473	31,218	99,797	101,070
Gain on issue by investee of its own shares	-	43,686	-	214,220
Interest	-	-	-	1,265
Non-controlling interest	-	(71,811)	-	531,568
Write down of accounts payable	10,813	-	10,813	-

Comprehensive Loss for the period	(121,958)	(314,121)	(447,203)	(708,333)

Basic and diluted loss per common share	(0.00)	(0.01)	(0.02)	(0.03)

Weighted average number of common shares used in per share calculations	25,164,000	23,849,000	24,726,000	23,849,000

The accompanying notes are an integral part of these financial statements.  (2)

Reg Technologies Inc.
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	For the three month period ended 31 January 2009	For the three month period ended 31 January 2008	For the nine month period ended 31 January 2009	For the nine month period ended 31 January 2008
	$	$	$	$

Cash flows used in operating activities
Loss for the period	(121,958)	(314,121)	(447,203)	(708,333)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	1,026	995	3.016	2,874
Gain on sale of investee’s shares	(7,473)	(31,218)	(99,797)	(101,070)
Gain on issue by investee of its own shares	-	(43,686)	-	(214,220)
Non-controlling interest	-	71,811	-	(531,568)
Shares issued for services	-	5,575	-	30,909
Stock-based compensation	-	12,340	31,241	243,424
Changes in operating assets and liabilities
(Increase) decrease in GST and interest receivable	1,057	(3,124)	475	(1,799)
(Increase) decrease in prepaids	900	7,200	3,600	29,981
Increase (decrease) in accounts payable and accrued liabilities	(30,383)	15,797	15,550	105,065
Advances from (repayments to) related parties	(39,242)	-	(41,493)	-

	(196,073)	(278,431)	(534,611)	(1,144,737)

Cash flows used in (provided by) investing activities
Advances from (repayments to) investee and other affiliates	(407,734)	-	(697,957)	-
Proceeds on sale of investee’s shares	7,473	31,701	99,797	68,026
Purchase of property and equipment	-	-	(740)	(1,337)

	(400,261)	31,701	(598,900)	66,689

Cash flows provided by financing activities
Advances from (repayments to) related parties	214,133	78,904	260,854	192,637
Proceeds from common shares issued for cash	-	184,945	509,283	598,464
Subscriptions received	389,586	3,175	384,158	32,771

	603,719	267,024	1,154,295	823,872

Effect of exchange rate on cash	-	(4,489)	-	(14,085)

Increase (decrease) in cash and cash equivalents	7,385	15,805	20,784	(268,261)

Cash and cash equivalents, beginning of period	13,657	10,397	258	294,463

Cash and cash equivalents, end of period	21,042	26,202	21,042	26,202

Supplemental Disclosures
Interest paid	-	-	-	-
Income tax paid	-	-	-	-

The accompanying notes are an integral part of these financial statements.  (3)

Reg Technologies Inc.
(A Development Stage Company)
Interim Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited)

						Deficit
						Accumulated
					Other	During the	Total
	Common	Common	Contributed	Subscription	Comprehensive	Development	Shareholders’
	Shares	Shares	Surplus	Received	Income (Loss)	Stage	Equity
	#	$	$	$	$	$	$

Balance – April 30, 2007	23,942,759	11,356,689	849,839	–	639,758	(12,794,669)	51,617
Stock-based compensation	–	–	247,059	–	–	–	247,059
Deconsolidation adjustment	–	–	(886,589)	–	(648,763)	–	(1,535,352)
Deconsolidation of subsidiary	–	–	1,808,851	–	–	–	1,808,851
Foreign currency translation adjustment	–	–	5,672	–	–	–	5,672
Net loss	–	–	–	–	–	(480,145)	(480,145)

Balance – April 30, 2008	23,942,759	11,356,689	2,024,832	–	–	(13,274,814)	106,707
Shares issued for cash	1,315,168	509,283	–	384,158	–	–	893,441
Stock-based compensation	–	–	31,241	–	–	–	31,241
Net loss	–	–	–	–	–	(447,203)	(447,203)

Balance – January 31, 2009	25,257,927	11,865,972	2,056,073	384,158	–	(13,722,017)	584,186

The accompanying notes are an integral part of these financial statements.  (4)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 January 2009

1.	Nature and Continuance of Operations

Reg Technologies Inc. (the “Company”) is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand CamTM/Direct Charge Engine and other RandCamTM / RadMax® applications, such as compressors and pumps (the “Technology”).  The worldwide marketing and intellectual rights, other than in the U.S., are held by the Company, which owns 5.7 million (directly or indirectly) shares of REGI U.S,, Inc. (“REGI”) (a U.S. public company) representing a 20% interest in REGI.  REGI owns the U.S, marketing and intellectual rights.  The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

In the development stage company, management devotes most of its activities to establishing a new business.  Planned principal activities have not yet produced any revenues and the Company has suffered recurring operating losses as is normal in a development stage companies. The Company has accumulated losses of $13,722,017 since inception.  These factors raise substantial doubt about the Company’s ability to continue as a going-concern.  The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing, receive funding from affiliates and controlling shareholders, and develop a market for its products.

The Company plans to raise funds though repayment of funds owed from Rand Energy Group Inc. (“Rand”), a 51% owned subsidiary.  The Company also receives interim support from affiliated companies and plans to raise additional capital through debt and/or equity financings.  There continues to be insufficient funds to provide enough working capital to fund ongoing operations for the next twelve months.  The Company may also raise additional funds though the exercise of warrants and stock options.

2.	Significant Accounting Policies

a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and methods of their application as the most recent annual financial statements.  These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 30 April 2008.

b)	Consolidation

These interim consolidated financial statements include the accounts of the Company, and its 51% owned subsidiary Rand, a British Columbia corporation continued into the Province of British Columbia on 16 November 1993.

All intercompany transactions are eliminated upon consolidation.

(5)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 January 2009

c)	Changes in Accounting Policies

On May 1, 2008, the Company also adopted the provisions of CICA Section 1400, General Standards of Financial Statement Presentation, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern (Note 1).

On May 1, 2008, the Company adopted Section 1535, Capital Disclosures.  This section requires disclosures of an entity’s objectives, policies, and processes for managing capital, and quantitative data about what the entity regards as capital.

On May 1, 2008, the Company adopted Section 3862 and 3863, Financial Instruments – Disclosures and Presentation that replaces the existing Section 3861 – Financial Instruments – Disclosure and Presentation.  These new sections revise and enhance disclosure requirements and carry forward unchanged existing presentation requirements.  These sections also require disclosure regarding the nature and extent of risk arising form financial instruments and how the entity manages those risks.

d)	Recent Accounting Pronouncements Not Yet Adopted

Business Combinations (Section 1582)

In October 2008, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company is considering early adoption to coincide with the adoption of IFRS. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

Non-controlling Interests (Section 1602)

In October 2008, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after January 2011. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.”  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP.  Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP.  The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard will also provide guidance for the recognition of internally developed intangible

(6)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 January 2009

assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This standard will be effective for fiscal years beginning on or after October 1, 2008.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC-173)

In January 2009, the CICA approved EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011.  The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010.  In July 2008 AcSB announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

3.	Fair Value of Financial Instruments

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, receivables, related party receivables, advances to equity accounted investee, and accounts payable.

Cash is designated as “held-for-trading” and measured at fair value.  Receivables, related party receivables, and advances to equity accounted investee are designated as “loans and receivables”.  Short term investments are designated as “available for sale”.  Accounts payable is designated as “other financial liabilities”.

The carrying value of cash, receivables, related party receivables, advances to equity accounted investee, and accounts payable approximate their fair values due to their immediate or short-term maturity.  Short-term investments are recorded at fair value based on quoted market prices at the balance sheet date.

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars.  Also, the Company is exposed to the impact of currency

(7)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 January 2009

fluctuations on its monetary assets and liabilities.

The operating results and the financial position of the Company are reported in Canadian dollars.  Fluctuations in exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

January 31, 2009	Cash and cash equivalents	Related Party Receivables	Advances to Equity Accounted Investee	Accounts payable
US dollars	$320	$11,426	$412,543	$9,953

April 30, 2008	Cash and cash equivalents	Related Party Receivables	Advances to Equity Accounted Investee	Accounts payable
US dollars	$(66)	$11,326	$110,815	$	nil

At January 31, 2009 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by +/- $41,434.

Interest rate and credit risk

The Company has significant cash balances and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government of Canada and interest on the short term investment deposits. Management believes that the credit risk concentration with respect to receivables is remote.

Sensitivity analysis

The Company has designated its cash as held-for-trading, which is measured at fair value. Accounts receivable, related party receivables, and advances to equity accounted investee are classified as loans and receivables, which are measured at amortized cost. Accounts payable are classified as other financial liabilities, which are measured at amortized cost.

(8)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 January 2009

As at January 31, 2009, the carrying amount of accounts receivable, related party receivables, advances to equity accounted investee, and accounts payable equals fair market value. Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

•	Cash and short-term investments include deposits which are at variable interest rates. Sensitivity to a plus or minus 1% change in rates would affect net loss by $210.
•	Price risk is remote since the Company is currently not a producing entity.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined above.

4.	Common Stock

Authorized

50,000,000 Common shares without par value
10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
  5,000,000 Class A non-voting shares without par value.  Special rights and restrictions apply.

Treasury Shares

At January 31, 2009, Rand owns 217,422 (2007 – 217,422) shares of the Company valued at $43,485 that have been deducted from the total shares issued and outstanding.
Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

Stock Option Plan

The Company has implemented a stock option plan (the “Plan”) to be administered by the Board of Directors.  Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted.  The option price under each option shall be not less than the discounted market price on the grant date.  The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date.

(9)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 January 2009

These options have the following vesting schedule:

i)	Up to 25% of the option may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”.
ii)	The second 25% of the option may be exercised at any time after 90 days from the date of First Exercise; such second exercise is referred to as the “Second Exercise”.
iii)	The third 25% of the option may be exercised at any time after 90 days from the date of Second Exercise; such third exercise is referred to as the “Third Exercise”.
iv)	The fourth and final 25% of the option may be exercised at any time after 90 days from the date of the Third Exercise.
v)	The options expire 60 months from the date of grant.

Options granted to consultants engaged in investor relations activities will vest in stages over a minimum of 12 months with no more than 25% of the options vesting in any three-month period.

During the period ended October 31, 2008, the Company recorded stock-based compensation of $31,241 (October 31, 2007 - $231,084) as a general and administrative expense.

On August 1, 2008, the Company granted 400,000 stock options from the Plan to employees, directors and consultants exercisable at $0.40 per share, up to August 1, 2013. The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions: risk free interest rate of 3.19%, expected volatility of 106%, an expected option life of 5 years and no expected dividends. The weighted average fair value of options granted was $0.31 per option.

The following is a summary of options activities during the period ended 31 January 2009 since 30 April 2008 and 2007:

	Number of options	Weighted average exercise price
		$

Outstanding at 30 April 2008 and 2007	1,125,000	0.27

Granted	400,000	0.40
Exercised	-	-
Expired	(100,000)	0.30

Outstanding at 31 January 2009	1,425,000	0.30

Weighted average fair value of options granted during the period ended 31 January 2009		0.31

(10)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 January 2009

The following options were outstanding at 31 January 2009:

Expiry Date	Exercise price	Number of options	Remaining contractual life (years)
	$

March 4, 2009	0.19	250,000	0.34
April 8, 2009	0.14	25,000	0.44
October 20, 2010	0.30	750,000	1.97
August 1, 2013	0.40	400,000	4.75

Options Outstanding		1,425,000

Options Exercisable		362,500

The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model.

Share Purchase Warrants

The following is a summary of warrant activities during the period ended 31 October 2008 since 30 April 2008 and 2007:

	Number of warrants	Weighted average exercise price
		$

Outstanding at 30 April 2008 and 2007	-	-

Issued	1,315,168	0.50
Exercised	-	-
Expired	-	-

Outstanding at 31 January 2009	1,315,168	0.50

(11)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 January 2009

The following warrants were outstanding at 31 January 2009:

Expiry Date	Exercise price	Number of warrants
	$

July 31, 2009	0.50	1,315,168

Warrants Outstanding		1,315,168

5.	Property and Equipment

	Balance at 31 January 2009	Balance at 30 April 2008
	$	$
Property and Equipment	16,222	15,482
Accumulated depreciation	8,298	5,283

	7,924	10,199

6.	Equity Accounted Investee

The investment in REGI is now accounted for under the equity method and as such the Company’s investment in REGI has been adjusted for the Company's share of losses as follows:

2009
$

Investment at cost	246,532
Share of losses	(246,532)

–

At January 31, 2008, the Company is owed an aggregate of $507,758 (April 30, 2008 - $112,312). The amounts owed are unsecured, non-interest bearing and due on demand.

(12)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 January 2009

7.	Gain on Shares Issued by Former Subsidiary

During 2009 and 2008, REGI issued shares outside the consolidated group. These issuances effectively reduced Rand’s interest in REGI, which resulted in a deemed gain on sale of investee’s shares as follows:

	January 31, 2009 $	January 31, 2008 $

Gain due to ownership of new assets resulting from investee shares issued	-	214,220

8.	Related Party

At January 31, 2009, the Company is owed an aggregate of $99,639 (April 30, 2008 - $16,491) by related parties.  The amounts owed are unsecured, non-interest bearing and due on demand.  These parties are companies that the president of the Company controls or significantly influences.

During the nine-month period ended January 31, 2009, fees in the aggregate of $172 (2008 - $32,095) for legal services have been paid or are payable to a professional law firm in which the partner of the law firm is an officer and director of the Company.

During the nine-month period ended January 31, 2009, rent of $10,076 (2008 - $9,528) was paid to a company having common officers and directors.

During the nine-month period ended January 31, 2009, project management fee of $22,500 (2008 - $23,143) were paid to a company having common officers and directors.

During the nine-month period ended January 31, 2009, administrative fees, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totaling $50,531 (2008 - $48,776) for services rendered.

The above transactions have been in the normal course of operations and are recorded at their exchange amounts.

9.	Commitments

Pursuant to a letter of understanding dated December 13, 1993 between the Company, Rand and the Company (collectively called the grantors) and West Virginia University Research Corporation (“WVURC”), the grantors have agreed that WVURC shall own 5% of all direct charge engine technology and will receive 5% of all net profits from sales, licences, royalties or income derived from the direct charge engine technology.

(13)

Reg Technologies Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 January 2009

Pursuant to an agreement dated August 20, 1992, the Company acquired the U.S. rights to the original RC/DC Engine from Rand. The Company will pay Rand and the original owner/director a net profit royalty of 5% and 1%, respectively.

The Company is committed to fund 50% of the further development of the RC/DC Engine.

On June 15, 2006, the Company entered into a lease agreement to lease office premises for the period of three years and the option to renew the lease for on additional term of three years, in consideration for $16,994 per year.  The future commitment is as follows:

2009	5,307
2010	2,124
$7,431

10.	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is in the development stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash, receivables, related party receivables, advances to equity accounted investee, and short term investments balances.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and short-term investments.

The Company expects its capital resources, which include a share offering, will be sufficient to carry its research and development plans and operations through its current operating period.

(14)